Execution Version

SUBADVISORY FEE WAIVER AGREEMENT

This SUBADVISORY FEE WAIVER AGREEMENT (the “Agreement”) is dated as of October 1, 2022, by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas life insurer (the “Adviser”), and SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Sub-Adviser”).

WITNESSETH:

WHEREAS, the Adviser and VALIC Company I, a Maryland corporation (the “Company”), are parties to that certain Investment Advisory and Management Agreement dated January 1, 2002 (as amended, restated or otherwise modified from time to time, the “Advisory Agreement”), pursuant to which the Adviser serves as the investment adviser to the Nasdaq-100® Index Fund (the “Fund”), a series of the Company; and

WHEREAS, the Adviser and the Sub-Adviser are parties to that certain Subadvisory Agreement dated March 26, 2010 (as amended from time to time, the “Subadvisory Agreement”), pursuant to which the Sub-Adviser provides subadvisory services to the Fund; and

WHEREAS, the Adviser pays the Sub-Adviser, as compensation for services provided to the Fund, a subadvisory fee at the annual rates set forth in the Subadvisory Agreement (the “Subadvisory Fee”); and

WHEREAS, the Board of Directors of the Company approved a Subadvisory Fee Waiver Agreement by and between the Adviser and the Sub-Adviser and the Sub-Adviser agreed to waive a portion of its Subadvisory Fee in the amount set forth herein.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.

The Sub-Adviser shall waive a portion of its Subadvisory Fee under the Subadvisory Agreement with respect to the Fund so that the subadvisory fee payable by the Adviser to the Sub-Adviser is equal to 0.10% on the first $250 million of the Fund’s average daily net assets, 0.08% on the next $250 million of the Fund’s average daily net assets, and 0.06% on average daily net assets of the Fund greater than $500 million.

2.

This Agreement shall continue in effect through September 30, 2023, and from year to year thereafter provided such continuance is agreed to by the Sub-Adviser and approved by a majority of the Directors of the Company who (i) are not “interested persons” of the Company or the Sub-Adviser, as defined in the Investment Company Act of 1940, as amended, and (ii) have no direct or indirect financial interest in the operation of this Agreement. Upon termination of the Subadvisory Agreement with respect to the Fund, this Agreement shall automatically terminate.

3.	This Agreement shall be construed in accordance with the laws of the State of New York.

4.	This Agreement may be amended by mutual consent of the parties hereto in writing.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ Kevin J. Adamson
Name:	Kevin J. Adamson
Title:	Authorized Signatory

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ John T. Genoy
Name:	John T. Genoy
Title:	President